UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

MariaDB plc
(Name of Issuer)
Ordinary Shares, $0.01 nominal value per share

(Title of Class of Securities)
G5920M100
(CUSIP Number)
July 23, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G5920M100

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Intel Corporation 94-1672743

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power* 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power* 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 0.00%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G5920M100

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Intel Capital Corporation 77-0498401

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power* 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power* 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 0.00%

12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer MariaDB plc
(b)	Address of Issuer’s Principal Executive Offices 699 Veterans Blvd. Redwood City, CA 94063

Item 2.
(a)	Name of Person(s) Filing
This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. Intel Corporation
2. Intel Capital Corporation
(b)	Address of Principal Business Office or, if none, Residence
The principal business address of each of the Reporting Persons is as follows:

2200 Mission College Boulevard
Santa Clara, California 95054-1549
(c)	Citizenship Delaware (for each of the Reporting Persons)
(d)	Title of Class of Securities Ordinary Shares, $0.01 nominal value per share
(e)	CUSIP Number G5920M100

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 (the “Issuer”).

(a), (b), and (c)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned(1)
Intel Corporation	0	0	0	0.00%
Intel Capital Corporation	0	0	0	0.00%

This Amendment No. 1 amends the Statement on Schedule 13G filed by the Reporting Persons on December 27, 2022 and follows completion of that certain tender offer by Meridian BidCo LLC, a Delaware limited liability company, to purchase all of the issued and to be issued Ordinary Shares of MariaDB plc (the “Issuer”), as disclosed in Schedule 14D-9 filed by the Issuer with the Securities and Exchange Commission on May 24, 2024, as subsequently amended. As a result of the closing of such transaction on July 23, 2024, the Reporting Persons ceased to be a beneficial owner of the Issuer’s Ordinary Shares

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following x
.
.Item 6    Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.     Identification and Classification of Members of the Group

Not applicable

Item 9.     Notice of Dissolution of Group

Not applicable

Item 10.     Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 25, 2024

INTEL CORPORATION
By: /s/ David Miscia
Name: David Miscia Title: Vice President and Associate General Counsel
INTEL CAPITAL CORPORATION
By: /s/ Tiffany D. Silva
Name: Tiffany D. Silva Title: Corporate Secretary

INTEL CORPORATION
POWER OF ATTORNEY

The undersigned company (the “Company”) hereby constitutes and appoints Patrick Bombach, and David Miscia, and with full power of substitution, the Company’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney will remain in full force and effect until either revoked in writing by the Company, or until such time as the person to whom power of attorney is hereby granted ceases to be an Intel Corporation employee.

The Company has caused this Power of Attorney to be executed as of February 6, 2023.

INTEL CORPORATION

By: /s/ April Miller Boise
April Miller Boise
Executive Vice President and Chief Legal Officer